Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
November 19, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. PROVIDES UPDATE ON PHASE II/III IND APPLICATION FOR TOPICAL INTERFERON ALPHA-2B

IND application assigned “clinical hold” status by FDA pending submission of further product analytical information

No “clinical hold” concerns pertaining to Phase II/III trial design or clinical findings to-date

AURORA, Ontario, November 19, 2010 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a biopharmaceutical company developing drug candidates for the prevention and treatment of cancer, today announced that it has received verbal notice from the United States Food and Drug Administration (“FDA”) that its pending Topical Interferon Alpha-2b Phase II/III investigational new drug (“IND”) application has been placed on “clinical hold”.

An IND application “clinical hold” is an order that the FDA issues to a clinical trial sponsor to postpone approval to conduct a proposed trial pending resolution of issues raised during IND application review. These issues may range from major issues concerning proposed trial design or preceding clinical/preclinical data to more manageable issues such as the need for additional product manufacturing/analytical characterization, demonstrating results satisfactory to the FDA. In Helix’s case, the “clinical hold” was issued only because the FDA requires additional product analytical information and not because of any problems relating to the planned Phase II/III trial design or Helix’s clinical/preclinical findings to-date.

“We welcome the FDA’s comments which will further aid us in preparing our Topical Interferon Alpha-2b product to meet commercial standards of biopharmaceutical analytical characterization, and thereby facilitate the market authorization process assuming successful completion of Helix’s planned pivotal trials,” said John Docherty, president of Helix BioPharma Corp.

Topical Interferon Alpha-2b is a prospective non-invasive treatment for women with potentially precancerous, low-grade cervical lesions. Helix announced positive efficacy and safety findings in its Phase II pharmacokinetic study of 14 patients with potentially pre-cancerous low-grade cervical lesions in its news announcement dated October 21, 2010. Using colposcopic directed biopsy to determine the treatment’s effectiveness, 71.4% of the women in the study no longer had potentially pre-cancerous low-grade lesions known as cervical intraepithelial neoplasia grade 1 or 2 (CIN 1 or CIN 2) following treatment. Colposcopic directed biopsy is generally considered the leading method for diagnosing potential cervical precancer today. In addition, Topical Interferon Alpha-2b demonstrated an excellent safety profile, with no significant local intolerance findings and no serious adverse events.

The Company is in the process of defining a work plan to address the FDA’s requirements as quickly as possible. One of the requirements is to extend the duration of product stability data, which the Company estimates will take a minimum of three months to generate. However, the Company has not yet determined the estimated timing of filing its full response to the FDA thereafter.

About the Planned Phase II/III Trial

The proposed Phase II/III trial is planned to be a randomized, double-blind, vehicle-controlled study of Topical Interferon Alpha-2b in patients with cervical intraepithelial neoplasia grade 1 or 2 lesions (CIN 1 or CIN 2 respectively). The intended sample size is 492 female subjects to be randomized in a 2:1 ratio of active to control. Eligible women will be premenopausal subjects aged 18 – 55 years at screening, with histologically-confirmed CIN 1 or CIN 2 on colposcopic directed biopsy at screening and high risk human papillomavirus (HPV) infection upon the Hybrid Capture® 2 HPV-DNA test. The proposed primary study endpoint will be the resolution of CIN 1 or CIN 2 at month 12, determined by colposcopic directed cervical biopsy together with Pap smear cytology free of ASC-H (atypical squamous cells that cannot exclude high-grade squamous status), AGUS (atypical glandular cells of undetermined significance), LSIL (low-grade squamous intraepithelial lesions), HSIL (high-grade intraepithelial lesions), and adenocarcinoma in situ (AIS) or adenocarcinoma. The study is designed with a 12-month overall duration per patient, including treatment and follow-up, in order to observe the long-term effects of treatment and to enhance the chances of seeing a positive effect on both the endocervical tissues on biopsy and the ectocervical tissues on Pap smear. Patients will self-administer Topical Interferon Alpha-2b or control every other day except during menstruation until 35 doses are applied over a 10- to 14-week period. This dose and regimen is identical to that which Helix employed in its recently completed Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions. The Company does not currently have an estimated timeline for commencement or completion of this trial, nor its planned European Phase III trial, as conducting these trials will require substantial funding beyond the Company’s current resources together with strategic partner support. Helix plans that the results of its U.S. Phase II/III trial and the results of its European Phase III trial, if successful, will be submitted together in order to seek U.S. and European marketing authorizations for the product for this indication.

About CIN 1 and CIN 2

CIN 1 and CIN 2 are potentially precancerous, low-grade cervical lesions detectable upon colposcopic directed biopsy. There are approximately 1.3 million women diagnosed with CIN 1 or CIN 2 lesions each year in the U.S. alone, according to data from 2006 Consensus Guidelines in the American Journal of Obstetrics and Gynecology 2007; 340-345 and Kaiser Permanente Northwest Health Plan in the American Journal of Obstetrics and Gynecology (2004) 191, 105-13. Currently there are no pharmaceutical (non-surgical) treatments for women with CIN 1 or CIN 2 lesions. Available invasive/surgical techniques to treat CIN 1 or CIN 2 lesions are sometimes associated with serious unwanted side effects for patients including cervical complications with pregnancy and conception. For patients with CIN 1 or CIN 2 lesions, clinical management usually consists of protracted watchful waiting with frequent Pap smears, HPV testing, colposcopy and/or colposcopic directed biopsies, with invasive/surgical techniques generally utilized only in the case of long-term persistence and/or progression after a period of many months. A diagnosis of CIN 1 or CIN 2 leads to frequent physician visits, procedures, and psychosocial stress for the patient. The goal of developing Topical Interferon Alpha-2b is to provide a safe and effective treatment for CIN 1 or CIN 2 at the time of diagnosis, as a proactive alternative to today’s often protracted observational management approach.

About Topical Interferon Alpha-2b

Interferon alpha-2b is a potent cytokine that possesses antiviral, immunomodulatory and antiproliferative activities with activity against HPV. Topical Interferon Alpha-2b is a semi-solid formulation of recombinant interferon alpha-2b based on Helix’s Biphasix™ platform drug formulation technology. This technology involves the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material encapsulated within the lipid bilayers. Topical Interferon Alpha-2b is under development as a cosmetically appealing cream dosage form that can be easily and conveniently self-applied intravaginally for the treatment of low-grade cervical lesions using a common vaginal applicator.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha- 2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for the development of Topical Interferon Alpha-2b in patients with low grade cervical lesions; its intended purpose for Topical Interferon Alpha-2b; the effect of the FDA’s advice to help Helix prepare its product to commercial standards and to facilitate marketing authorization; the nature, design and timing of the clinical trials; its planned use of the results of both the U.S. and European trials to seek U.S. and European marketing authorizations; its need for strategic support and financing to commence and complete the clinical trials; its plans to define a work plan and its timing estimate to generate additional stability data; and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing and strategic partner support; the timely and successful completion of clinical trials; that the additional information to be provided by Helix will demonstrate results satisfactory to the FDA; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, as well as strategic partner support, to conduct the proposed U.S. and European trials, which are not assured; the risk that the additional information to be provided to the FDA may not be able to be provided in a timely manner or at all, or may not be satisfactory to the FDA; the risk that the FDA may not remove the hold on the IND application, either at all or in a timely manner; one or both of the planned clinical trials could fail; the failure of the European trial could have a material adverse impact on obtaining FDA marketing approval and the failure of the FDA-approved trial could have a material adverse impact on obtaining European regulatory approval; the need for further regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies, including without limitation, clinical trial services and supplies of drug product; the risk that Helix’s supplier of interferon alpha-2b may not continue to provide necessary supplies or exercise its commercialization option; the risk that, if necessary, Helix will be unable to find a substitute supplier of interferon alpha-2b or a substitute compound that will receive regulatory approval; the risk that the design or duration, or both, of the planned clinical trial may be different than currently intended; the risk of insufficient patient enrolment; the risk that the trials will not produce the expected outcome; the potential need for further clinical trials beyond those mentioned in this news release which may not occur as planned or achieve expected results; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; the risk of competition; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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